[Letterhead of Ernst & Young LLP]


November 2, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated October 28, 1998, of Genta Incorporated and are in agreement with the statements contained in the first three paragraphs therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                           /s/ Ernst & Young LLP